SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) March 31, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 2.02   Results of Operations and Financial Condition

On March 31, 2005, the Company issued a news release announcing financial and operating results for the fourth quarter and year ended December 31, 2004.

Item 7.01.   Regulation FD Disclosure

On March 31, 2005, the Company will conduct a webcast and conference call to discuss the earnings results reference in Item 2.02 above. The slide presentation which will be presented with this webcast is attached herein as Exhibit 99.2.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

The presentation slides are filed herewith as Exhibit 99.2 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date March 31, 2005

By /s/ Darwin L. Stump
      Darwin L. Stump
      Chief Financial Officer